                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                -----------------

                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December, 2002

                                -----------------

                       THE BANK OF TOKYO-MITSUBISHI, LTD.
                 (Translation of registrant's name into English)

           7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan
                    (Address of principal executive offices)

                                -----------------

              [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                              Form 20-F   X    Form 40-F  ____
                                         ---

  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.]

                                    Yes____   No   X
                                                  ---

             This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi, Ltd. (No. 333-11072.)

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              THE BANK OF TOKYO-MITSUBISHI, LTD.



Date: December 10, 2002                       By /s/ Junichirou Otsuda
                                                 -------------------------------
                                                 Junichirou Otsuda
                                                 Chief Manager
                                                 General Affairs Office

                                          Mitsubishi Tokyo Financial Group, Inc.



       Filing for Protection Under Chapter 11 of the U.S. Bankruptcy Code
                  by UAL: Eventual Possibility of Credit Losses


Tokyo, December 10, 2002 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG;
President: Shigemitsu Miki) announced today that the credits provided by its subsidiaries to United Air Lines Inc. (UAL) may eventually not be repaid due to the event described hereunder.

1.    Outline of UAL

      Company Name:     United Air Lines Inc.
      Address:          1200 East Algonquin Road, Elk Grove Township, Illinois, U.S.A.
      Representative:   Glenn F. Tilton
      Capital:          U.S. dollars 4,206 million
      Business:         Airline operator

2.    Event and date of occurrence

      UAL filed for protection under Chapter 11 of the U.S. Bankruptcy Code with the U.S. Bankruptcy Court for the Northern District of Illinois on December 9th, 2002 (U.S. time).

3.    Outstanding credit balances to UAL

      Mitsubishi Trust and Banking Corporation:            Japanese yen 25,371 million
      Spectrum Capital, Ltd.*:                             Japanese yen  4,681 million
      Mitsubishi Trust and Banking Corporation (USA)*:     Japanese yen    211 million
      Bankers Commercial Corporation**:                    Japanese yen  4,254 million
      UnionBanCal Leasing Corporation**:                   Japanese yen  2,105 million

      (Dollar amounts have been converted to yen at US$1 = 123.40 yen, an official exchange rate quoted by The Mitsubishi Trust and Banking Corporation (MTBC) and The Bank of Tokyo-Mitsubishi, Ltd. (BTM) on December 10th 2002).

      *  Subsidiary of MTBC, which is a subsidiary of MTFG.
      ** Subsidiary of UnionBanCal Corporation, which is a subsidiary of BTM, an MTFG subsidiary.

4.    Influence over MTFG's business forecast

      This event is not expected to have any material effect on MTFG's previously announced business forecast for the current fiscal year.

                                      * * *

For further information, please contact:
Masahiko Tsutsumi, Chief Manager, Public Relations Office
Tel. 81-3-3240-8136